EX-28.h.4.q

FEE WAIVER AGREEMENT

FEE WAIVER AGREEMENT, dated as of ________, 2010, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of World ex U.S. Value Portfolio (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Advisory Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional is compensated based on the average net assets of such Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver by Dimensional.  Dimensional agrees to waive up to the full amount of the Portfolio’s management fee of 0.47% to the extent necessary to offset the proportionate share of the management fees paid by the Portfolio through its investment in other funds managed by Dimensional (the “Underlying Funds”).   In addition, Dimensional also agrees to waive all or a portion of the management fee that remains payable by the Portfolio (i.e. the management fee remaining after the proportionate share of the Underlying Funds’ management fees have been offset (the “Remaining Management Fee”)) to the extent necessary to reduce the Portfolio’s ordinary operating expenses (including expenses incurred through its investment in other investment companies) (“Portfolio Expenses”) so that such Portfolio Expenses do not exceed 0.60% of the Portfolio’s average net assets on an annualized basis (the “Expense Limitation Amount”).  The maximum amount that may be waived to limit Portfolio Expenses pursuant to this paragraph is the amount of the Remaining Management Fee.

2.
Duty to Reimburse Dimensional.  If, at any time, the Portfolio Expenses of the Portfolio are less than the Portfolio’s Expense Limitation Amount, the Fund, on behalf of the Portfolio shall reimburse Dimensional for the amount of any Remaining Management Fees previously waived to the extent that such reimbursement will not cause the Portfolio’s annualized Portfolio Expenses to exceed the Portfolio’s Expense Limitation Amount. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees previously waived by Dimensional more than thirty-six months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.
Duration and Termination.  This Agreement shall continue in effect until March 1, 2011, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement for the Portfolio.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL FUND ADVISORS LP	DFA INVESTMENT DIMENSIONS GROUP INC.

By: DIMENSIONAL HOLDINGS INC., General Partner

By: ____________________________	By: ____________________________
Name: _________________________	Name: _________________________
Title: ____________________________	Title: ____________________________